China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

March 22, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 1-34065

Dear Mr. O’Brien:

The purpose of this letter is to advise you that it will not be possible for China Housing & Land Development, Inc. (the “Company”) to respond within ten (10) business days to the comments contained in the letter we received from you dated March 8, 2013 (the “Letter”). As discussed with the Staff of the Securities and Exchange Commission, the Company is in the process of preparing its Form 10-K and requires additional time to adequately respond to the Letter and it is our current intent to provide our response to you no later than April 10, 2013. However, we will make every effort to provide our response to you sooner.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Xiaohong Feng Chief Executive Officer